VIA EDGAR

January 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tyler Howes
Alan Campbell
Michael Fay
Brian Cascio

Re:	Fractyl Health. Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-276046)
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Morgan Stanley & Co. LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join the Registrant in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-276046) (the “Registration Statement”) to become effective as of 4:00 p.m. Eastern time, on February 1, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated January 29, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
MORGAN STANLEY & CO. LLC
EVERCORE GROUP L.L.C.

As representatives of the Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Executive Director

EVERCORE GROUP L.L.C.

By:	/s/ Ed Baxter
Name: Ed Baxter
Title: Senior Managing Director

[Signature Page to Acceleration Request Letter]